SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 27,2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company	Publicly Traded Company
Corporate Taxpayer Registration	Corporate Taxpayer Registration
76.535.764/0001-43	02.570.688/0001-70
NIRE 53 3 0000622 9	NIRE 53 3 0000581 8

MATERIAL FACT

1.

Brasil Telecom S.A. and Brasil Telecom Participações S.A. (“Brasil Telecom”), in compliance with Brazilian Securities Commission (CVM) Instruction 358 of January 3, 2002, inform that, on June 11, 2003, concluded with certain affiliates of the GlobeNet Communications Group Ltd. (collectively, the “GlobeNet Group”) the acquisition of the entire GlobeNet cable system, connecting landing points in the New York and Miami areas to landing points in Fortaleza and Rio de Janeiro in Brazil, St. David’s in Bermuda and Maiquetia (Caracas, Venezuela). The transaction was carried out through the acquisition of assets located in the United States and Bermuda, as well as through acquisition of corporate control of companies in Brazil and Venezuela

2.

Brasil Telecom implemented the transaction through its wholly-owned subsidiaries BrT Serviços de Internet S.A. (“BrTSi”), Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT Bermuda”) and Brasil Telecom of America, Inc. (“BTA”). BrT Bermuda and BTA were constituted in Bermuda and United States, respectively, with the specific purpose of acquiring the assets located abroad.

3.

The value of the transaction is US$46,781,709.00, of which US$27,581,709.00 were paid on the closing date, and the balance of US$19,200,000.00 will be paid within eighteen months following the initial payment. The amount of the second installment may be reduced upon the occurrence of certain contingencies agreed between the parties.

4.

At closing, BrT Bermuda assumed certain capacity purchase agreements with terms of up to 25 years, which represent approximately 4% of the 80 Gpbs installed capacity. These contracts ensure annual revenues of more than US$800,000.00 in the maintenance of the fiber optic submarine cable system, during the term of the contracts. These contracts do not imply increases in costs or expenses for BrT Bermuda.

5.

The fiber optic submarine cable system acquired by Brasil Telecom is composed of two protected rings representing approximately 22,000 km of state-of-the-art fiber optic submarine cables, connecting Brazil to the United States and passing through Venezuela and Bermuda, with an installed capacity of 80 Gbps and a potential capacity of 1.36 Tbps. With this installed capacity, there is no expectation of additional investment in fixed assets in the short term.

6.

With this transaction, Brasil Telecom continues to pursue its strategy of consolidation as an IP Broadband, Residential and Corporative Services Provider, as well as becoming the owner of an important fiber optic connection between Brazil and the United States, which is fundamental to Brazil’s interests.

7.

As informed in the Material Fact dated November 19, 2002, in connection with the provisions of article 10, §2 of the General Concession Plan (“Plano Geral de Outorgas” or “PGO”), approved by Decree 2534/98, this transaction does not involve the acquisition of a telecommunications service provider nor will it result in the provision, either directly or indirectly, of telecommunications services by Brasil Telecom or BrTSi other than those currently provided in Region II under the PGO. We also clarify that, as part of the corporate reorganization process, 360americas do Brasil Ltda. surrendered its telecommunications services authorizations back to Anatel.

Brasília, Brazil, June 12, 2003.

Carla Cico	Paulo Pedrão Rio Branco
CEO and Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2003, occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

1 The transactions represent only transfer of ownership, not resulting in any type of advantage or financial compensation.
The difference between the initial balance and final balance is related by the exit of Board of Directors’ members.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2003, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2003, does not occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2003, does not occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

CONSOLIDATED FORM
Management and Rel ated Persons’ Negotiation of Securities Issued by the Company Article
11 - CVM Instruction # 358/2002

In May 2003, does not occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company Article
11 - CVM Instruction # 358/2002

In May 2003, does not occurred operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly held Corporation
CNPJ/MF Corporate Taxpayers’ Registry No. 02.570.688/0001-70
NIRE National Corporate Registration No. 53 3 0000581 8

CHANGE OF BOARD MEMBERS

The Board of Directors of Brasil Telecom Participações S.A., in a meeting held on May 27, 2003, deliberated about a change of board members, as follows:

“2. In continuation, the Chair of the Board informed those present of the receipt of the letters of resignation from the title member Sérgio Ricardo Silva Rosa, as well as the alternates Aloísio Macário Ferreira de Souza and Fábio de Oliveira Moser (docs. IV, V and VI).

In light of the resignation hereof, the members confirmed that the position of title member and the two positions of alternate members in the Board of Directors of BTP were vacant. Therefore, the members present unanimously deliberated to elect:

(i)

For the position of title member of the Board of Directors of BTP in the place of Mr. Sergio Rosa, Mr. Carlos Alberto de Araújo, Brazilian, legally separated, attorney, bearer of RG identification registry no. 317.466 issued by SSP/PB, registered under CPF individual taxpayers’ registry no. 003.733.114-00, residing and domiciled in the City of Recife, Pernambuco state, at Rua Padre Bernardino Pessoa, 736, apto. 401 Bloco B.

(ii)

For the position of alternate member to Mr. Carlos Alberto de Araújo of the Board of Directors of BTP, in place of Mr. Aloísio Macário Ferreira de Souza, Mrs. Adriana Duarte Chagastelles, Brazilian, married, business administrator, bearer of RG identification registry no. 07.179.413-5 issued by IFP/RJ, registered under CPF individual taxpayers’ registry no. 912.472.927-20, residing and domiciled in the City of Rio de Janeiro, Rio de Janeiro state, at Rua Conde de Bernadote, 26, apto. 1206 Bloco 2.

(iii)

For the position of alternate member to Mr. Lênin Florentino de Faria of the Board of Directors of BTP, in place of Mr. Fábio Moser, the members ratified the election of Mr. Ricardo Guaranys de Oliveira Castro, Brazilian, single, bank employee, bearer of RG identification registry no. 2.964.460 issued by IFP/RJ, registered under CPF individual taxpayers’ registry no. 346.423.587-49, residing and domiciled in the City of Rio de Janeiro, Rio de Janeiro state, at Rua Visconde de Santa Isabel, 151, apto. 102, who had been previously elected at the General Annual Meeting of BTP held on April 23, 2003.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: JUNE 27, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer